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			      UNITED STATES
		    SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C. 20549

			      SCHEDULE 13D
		 Under the Securities Exchange Act of 1934
			 (Amendment No. ________)*


______________________ACACIA AUTOMOTIVE, INC.________________________

			(Name of Issuer)

____________________Common Stock, $0.001 Par Value___________________

                    (Title of Class of Securities)

_______________________________00389L104_____________________________

			     (CUSIP Number)

		     Robert A. Forrester, Esquire
		1215 Executive Drive West ? Suite 102
			Richardson, TX 75081
__________________________(972) 437-9898______________________________

	     (Name, Address and Telephone Number of Person
	   Authorized to Receive Notices and Communications)

____________________________March 23, 2007____________________________
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.     [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ?240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form arenot required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)


CUSIP No. 00389L104    Schedule 13D      Page 2 of 4 Pages

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).

	Gwendolyn G Sample...........................................

2.	Check the Appropriate Box if a Member of a Group:
	(a)	Not applicable.......................................

	(b)	Not applicable.......................................

3.	SEC Use Only ................................................

4.	Source of Funds .........[OO]................................

5. 	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e): .....Not applicable.............

6.	Citizenship or Place of Organization ..USA...................

Number of 	7. Sole Voting Power...1,707,000.....................
Shares Bene-
ficially owned 	8. Shared Voting Power....0..........................
by Reporting 	9. Sole Dispositive Power ......1,707,000............
Person With
		10. Shared Dispositive Power .......0................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	..1,707,000.............

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        .....[  ]................

13.	Percent of Class Represented by Amount in Row (11)...N/A.......

14.	Type of Reporting Person...[IN]................


Item 1. Security and Issuer

	The securities covered by this Schedule 13D are shares of common stock, $.001 par value (the "Common Stock"), of Acacia Automotive, Inc., a Texas corporation (the "Company"). The Company's principal executive offices are located at 3512 East Silver Springs Boulevard #243, Ocala, FL 34470.

Item 2. Identity and Background

	(a) This Schedule 13D is being filed by Gwendolyn G Sample (the "Reporting Person").
	(b) The business address of the Reporting Person is: c/o Acacia Automotive, Inc., 3512 East Silver Springs Boulevard #243,
	Ocala, FL  34470.
	(c)  The Reporting Person is the Assistant Secretary of the
	Company ("Acacia").
	(d) The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).
	(e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of or prohibition or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
	(f) The Reporting Person is a U.S. citizen.

CUSIP No. 00389L104           Schedule 13D             Page 3 of 4 Pages

Item 3. Source and Amount of Funds or Other Consideration

       On March 23, 2007, the Reporting Person acquired an aggregate of 17,500 shares (the "Shares") of Common Stock of the issuer as a gift from her spouse, the CEO of the Company. On April 20 and April 24 of 2007, the reporting Person received additional gifts from her spouse in the amounts of 189,500 and 1,500,000 shares respectively. The reporting Person expressly disclaims any beneficial ownership of her securities by her spouse or any other person, and also disclaims that she holds any beneficial ownership of securities owned by her spouse or other person.

Item 4. Purpose of Transaction

       The Reporting Person acquired the total 1,707,000 Common Shares indicated in Item 3 above between March 23, 2007, and April 24, 2007, as gifts from her spouse.
	(a)	The Reporting person has no plans to acquire additional
shares of the Issuer's stock except as provided under the Company's Stock Option Plan. The reporting Person presently has options to acquire 5,000 shares of the company's Common stock.
	(b)	Not applicable.
	(c)	The Reporting Person does not currently contemplate any
transactions that would result in the sale or transfer of a material amount of assets of the issuer.
	(d)	Not applicable.
	(e)	Not applicable.
	(f)	Not applicable.
	(g)	Not applicable.
	(h)	Not applicable.
	(i)	Not applicable.
	(j)	Not applicable.
	(k)	Not applicable.

Item 5. Interest in Securities of the Issuer
	(a) As of the date of this report, the Reporting Person beneficially owns 1,707,000 shares of the Company's Common Stock representing 16.4% of the 10,435,023 shares of the Company's issued and outstanding capital stock.
	(b)  The number of shares as to which the Reporting Person has:
       		Sole power to vote or direct the vote:    1,707,000
       		Shared power to vote or direct the vote:     -0-
       		Sole power to dispose or direct the disposition: 1,707,000
       		Shared power to dispose or direct the disposition:   -0-

CUSIP No. 00389L104          Schedule 13D               Page 4 of 4 Pages

	(c) On March 23, 2007, the Reporting Person acquired an aggregate of 17,500 shares (the "Shares") of Common Stock of the issuer as a gift from her spouse, the CEO of the issuer Company. On April 20 and April 24 of 2007, the reporting Person received additional gifts from her spouse in the amounts of 189,500 and 1,500,000 shares respectively. The reporting Person expressly disclaims any beneficial ownership of her securities by her spouse or any other person, and also disclaims that she holds any beneficial ownership of securities owned by her spouse or other person. The Reporting Person specifically disclaims any beneficial ownership in any securities held by her spouse, and disclaims any beneficial ownership by her spouse in her securities.
	(d)  Not applicable.
	(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer   Not applicable.

Item 7.  Material to be Filed as Exhibits.   N/A

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 8, 2007

/s/ Gwendolyn G Sample

Name:  Gwendolyn G Sample